

FVCBankcorp, Inc.

NASDAQ: FVCB

Fall 2024

Forward-Looking Statements; Non-GAAP Information

This presentation may contain statements relating to future events or future results of FVCBankcorp, Inc. (“FVCB”) that are considered “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements: general business and economic conditions, including higher inflation and its impacts, nationally or in the markets that FVCB serves could adversely affect, among other things, real estate valuations, unemployment levels, the ability of businesses to remain viable, consumer and business confidence, and consumer or business spending, which could lead to decreases in demand for loans, deposits, and other financial services that FVCB provides and increases in loan delinquencies and defaults; the impact of the interest rate environment on our business, financial condition and results of operation, and its impact on the composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest sensitive assets and liabilities; changes in FVCB's liquidity requirements could be adversely affected by changes in its assets and liabilities; changes in the assumptions underlying the establishment of reserves for possible credit losses and the possibility that future credit losses may be higher than currently expected; changes in market conditions, specifically declines in the commercial and residential real estate market, volatility and disruption of the capital and credit markets, and soundness of other financial institutions FVCB does business with; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; FVCB's investment securities portfolio is subject to credit risk, market risk, and liquidity risk as well as changes in the estimates used to value the securities in the portfolio; declines in FVCB's common stock price or the occurrence of what management would deem to be a triggering event that could, under certain circumstances, cause us to record a noncash impairment charge to earnings in future periods; geopolitical conditions, including acts or threats of terrorism, or actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad; the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues or emergencies, and other catastrophic events; the management of risks inherent in FVCB's real estate loan portfolio, and the risk of a prolonged downturn in the real estate market, which could impair the value of loan collateral and the ability to sell collateral upon any foreclosure; the impact of changes in bank regulatory conditions, including laws, regulations and policies concerning capital requirements, deposit insurance premiums, taxes, securities, and the application thereof by regulatory bodies; the effect of changes in accounting policies and practices, as may be adopted from time to time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setting bodies; competitive pressures among financial services companies, including the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the effect of acquisitions and partnerships FVCB may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions; FVCB's involvement, from time to time, in legal proceedings and examination and remedial actions by regulators; and potential exposure to fraud, negligence, computer theft and cyber-crime, and FVCB's ability to maintain the security of its data processing and information technology systems. The foregoing factors should not be considered exhaustive and should be read together with other cautionary statements that are included in our Annual Report on Form 10-K for the year ended December 31, 2023, including those discussed in the section entitled “Risk Factors”. If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this presentation. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence or how they will affect us.

Use of Non-GAAP Financial Measures

This presentation includes certain financial information that is calculated and presented on the basis of methodologies that are not in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). These non-GAAP financial measures include pre-tax pre-provision return on average assets, pre-tax pre-provision return on average equity, tangible book value, tangible common equity, tangible assets and efficiency ratio. The non-GAAP financial measures included in this presentation do not replace the presentation of FVCB’s GAAP financial results, should not be considered as a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. These measurements provide supplemental information to assist management, as well as certain investors, in analyzing FVCB’s core business, capital position and results of operations. FVCB has chosen to provide this additional information to investors because it believes that these measures are meaningful in assisting investors to evaluate FVCB’s core ongoing operations, results and financial condition. Reconciliations of the non-GAAP financial measures provided in this presentation to the most directly comparable GAAP measures can be found in the appendix of this presentation.

FVCB Company Snapshot



	Address	City, State	Deposits 9/30/2024 ($000)
1	11325 Random Hills Rd	Fairfax, VA	$1,251,005
2	7900 Sudley Rd	Manassas, VA	$232,208
3	11260 Roger Bacon Dr	Reston, VA	$255,482
4	2500 Wilson Blvd	Arlington, VA	$70,795
5	6975 Springfield Blvd	Springfield, VA	$41,934
6	224 Albemarle St	Baltimore, MD	$38,502
7	6929 Arlington Rd	Bethesda, MD	$50,923
8	1301 9th St NW	Washington, DC	$22,569
LPO	100 West Road	Towson, MD	N/A

(1) Consolidated financial data as of the three months ended September 30, 2024, unless otherwise noted.
(2) Nonperforming assets ($3.6 million) defined as nonaccruals, loans past-due 90 days or more, and other real estate owned.
(3) Non-GAAP financial measure. See the reconciliation included in the appendix to this presentation.

Dollar values in thousands, except per share data.

Financial Highlights [1]	
Total Assets	$2,293,282
Total Loans, Net of Fees	$1,874,946
Total Deposits	$1,960,767
Tangible Common Equity [3]	$223,373
TCE / TA (Bank) [3]	10.21%
ROAA	0.85%
Pre-tax pre-provision ROAA [3]	1.07%
ROAE	8.15%
Pre-tax pre-provision ROAE [3]	10.18%
Net Interest Margin	2.64%
Operating Efficiency Ratio [3]	61.19%
NPAs [2] / Assets	0.16%

Capitalization Detail [1]	
Shares issued and outstanding	18,204,455
Options Outstanding	721,721
Average Weighted Strike Price of Options	$7.94
Restricted Stock Units (Excluded from share count)	98,594
Basic Tangible Book Value per Share [3]	$12.27
MRQ Operating EPS Annualized [3]	$1.00

FVCBankcorp, Inc.

FVCB Business Strategy

FVCB aims to capitalize on market opportunities while maintaining disciplined and comprehensive credit underwriting. FVCB's focus on providing high-touch, responsive, relationship-based client service allows it to compete effectively and exceed the needs of customers.

Opportunity

Blueprint for Success

Organic Growth

- Focus on relationships, generating "sticky" sustainable, core deposits.
- Continue to bolster existing market share.
- Hire seasoned lenders to scalable lending structure.

Opportunistic Growth

- Explore potential strategic combinations.
- Cultivate relationships with institutional investors.
- Capitalize on attracting experienced bankers and new customers due to bank consolidation in local markets.

Profitability

- Growth of return on assets and return on equity.
- Enhance net interest income.
- Leverage strong infrastructure to enhance efficient growth.

Maintain Credit Quality

- Strong risk management culture.
- Disciplined underwriting.
- Constantly managing and overseeing credit quality.

Superior Technology

- Leverage technology to improve efficiencies across bank processes.
- Partnering with FinTech to expand digital banking products and services to attract larger, sophisticated commercial clients.

FVCBankcorp, Inc.

Technology Deployment Driving Top-Tier Performance

Strategically Aligned Solutions

Lending

- **Loan origination platform** provides paperless workflow solution and automates approval process and tickler tracking.

- **Automated borrowing base certification** (Accounts Receivable Financing) streamlines process for government contracting customers and lender.

- **Automated warehouse lending platform** allows timely response with limited resources.

- **Automated construction loan functionality** for lender, borrower, title insurance and inspector.

- **Lightning Lending** provides digital lending experience for small businesses.

Treasury and Payments

- **Online deposit account opening** for businesses and consumers.

- **Zelle** for customers who use peer-to-peer digital payment processing.

- **Q2 Digital Platform** delivers online banking solutions and treasury management services with maximum flexibility.

- **Business Insights** provides cashflow analysis, forecasting and guidance to business customers.

- **Z Suite** is a digital platform that provides our 1031 exchange and property manager clients an efficient solution to handle three-party accounts and sub-ledgering.

Enterprise-Wide

- **Data analytics** functionality (KlariVis)* which provides:
  - Immediate access to better communicate and respond to customers.
  - Dashboards to easily analyze activity for all areas of the Bank.
  - Board reports without requiring preparation.

- **Robotic process automation** have reduced risk of error and reduced processing time from hours to minutes. Collectively hundreds of hours have been saved on daily, weekly, monthly and periodic repetitive manual processes.

- **FinTech investment** in cutting-edge (JAM FINTOP)* Blockchain Fund.

*FVCbankcorp, Inc. has invested in KlariVis and JAM FINTOP Blockchain Fund.

FVCBankcorp, Inc.

An Attractive Investment Opportunity in the DC and Baltimore MSAs

1

Well positioned in one of the most attractive banking markets in the U.S.

- Sixth largest MSA with favorable demographics, economic trends and business investments.
- Consolidation in local markets has created growth opportunities for remaining banks.

2

Track record of strong growth and strong profitability

- Organic CAGRs[1] of 8.3% for assets, 7.9% for loans, 8.8% for deposits since 2019.
- Quarterly net interest margin increased 11% compared to the quarter ended December 31, 2023.

3

Disciplined, low risk commercial balance sheet

- Commercial focused lending portfolio comprised of strong loans with medium average loan balances that further mitigates risk.
- Emphasis on credit administration and risk management that embraces comprehensive policies and procedures enabling the maintenance of strong asset quality.
- Over 17-year history, cumulative commercial net charge-offs totaling $7.3 million comprised of 107 loans.

4

Strong core deposit base

- Strategy of full-service relationship banking helps support the increase in FVCB's margin.
- Treasury management tools allow FVCB to compete against larger competitors and attract sophisticated commercial and government customers.
- 18% of the deposit base is noninterest-bearing deposits.

5

Experienced leadership team

- Hands on management team with extensive knowledge of its clients, loans, and the markets it serves.
- Proven track record of quality growth.

[1] CAGR is calculated based on annualized earnings for the current year compared to 2019

FVCBankcorp, Inc.

Well Positioned In One of the Most Attractive Markets in the U.S.

Top 10 MSAs By Population

Market Name	Population	2029 Projected Population	Median Household Income ($)	2029 Projected Median Household
New York-Newark-Jersey City, NY-NJ	19,639,046	19,712,935	92,406	98,731
Los Angeles-Long Beach-Anaheim, CA	12,869,011	12,853,402	89,429	97,540
Chicago-Naperville-Elgin, IL-IN	9,415,897	9,421,900	85,119	92,242
Dallas-Fort Worth-Arlington, TX	8,126,208	8,541,837	82,998	89,820
Houston-Pasadena-The Woodlands, TX	7,518,993	7,885,011	75,557	80,410
Washington-Arlington-Alexandria, DC-VA-MD-WV	6,445,503	6,619,055	118,391	125,547
Atlanta-Sandy Springs-Roswell, GA	6,339,620	6,621,556	83,894	91,172
Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	6,264,628	6,343,539	85,735	92,611
Miami-Fort Lauderdale-West Palm Beach, FL	6,234,664	6,358,023	70,307	78,310
Phoenix-Mesa-Chandler, AZ	5,119,961	5,320,270	82,422	91,881

Source: S&P Global Market Intelligence; FDIC, Proximityone.com, DC Department of Employment Services, Maryland Department of Labor, Licensing and Regulation, US News and World Report.

Vibrant Economy

- Washington D.C. and Baltimore MSAs contain 30 and 7 Fortune 1000 companies, respectively.
- Over 3.3 million private sector employees and nearly 1 million public sector employees in the Washington D.C. and Baltimore MSAs.
- Virginia was ranked the best state for business in 2021 by CNBC.
- Both states have large workforce populations spanning several generational demographic cohorts.
- 9 of the top 30 wealthiest counties in the nation are located in Washington DC and Baltimore MSAs.
- Numerous Government Contracting entities support government functions.
- With over 30 banks acquired in these markets over the past five years, there are limited opportunities to invest in community banks in this market.









amazon.com LOCKHEED MARTIN DEPARTMENT OF DEFENSE UNITED STATES OF AMERICA GENERAL DYNAMICS MARRIOTT MedStar Health Booz | Allen | Hamilton

FVCBankcorp, Inc.

7

Track Record of Exceptional Growth and Strong Profitability

Relationship Driven Model Continues to Create Balance Sheet Leverage



Total Assets ($M)

2019	2020	2021	2022	2023	2024 Q3
$1,537	$1,821	$2,203	$2,344	$2,191	$2,293

CAGR: 8.3%



Total Loans, Net of Fees ($M)

2019	2020	2021	2022	2023	2024 Q3
$1,282	$1,466	$1,504	$1,840	$1,829	$1,875

CAGR: 7.9%



Total Deposits ($M)

2019	2020	2021	2022	2023	2024 Q3
$1,286	$1,532	$1,884	$1,830	$1,845	$1,961

CAGR: 8.8%

FVCBankcorp, Inc.

Track Record of Exceptional Growth and Strong Profitability

Net Income and Pre-Tax Pre-Provision Income (non-GAAP) ($M)[1]



Net Interest Margin (%)



(1) Non-GAAP financial measure. See the reconciliation included in the appendix to this presentation.
(2) Excludes non-recurring transaction costs of $0.13 million for 2019, $0.68 million for 2020, $1.4 million for 2021, $0.13 million for 2022, $16.0 million for 2023 and $2.4 million for 2024.

Income, Expense and Efficiency Ratio (non-GAAP) (%)[1]



Drivers of Earnings Growth:

- For Q3 '24, net interest margin was 2.64% and efficiency ratio was 61.2%.

- Robust market opportunities with relationship driven growth strategy.

- Technology and operating efficiencies provide ability to scale.

- Core deposit relationships, commitment to technology and high touch service.

FVCBankcorp, Inc.

Disciplined, Low-Risk Commercial Balance Sheet

Well Diversified Loan Portfolio

C&I Portfolio ($000s)	September 30, 2024			December 31, 2023	
	Balance	% of Portfolio	Yield	Balance	% Change from 2023 YE
Commercial and Industrial	$296,281	15.80%	7.87%	$217,522	36.21%
Owner Occupied CRE	$195,654	10.44%	5.58%	$212,404	-7.89%
Total C&I	**$491,935**	**26.24%**	**6.96%**	**$429,926**	**14.42%**
Commercial Real Estate Portfolio	**Balance**	**% of Portfolio**	**Yield**	**Balance**	**2023 YE**
Nonowner Occupied CRE	$701,238	37.40%	4.60%	$697,974	0.47%
Multifamily	$166,789	8.90%	4.66%	$181,416	-8.06%
Construction & Development	$173,776	9.26%	7.03%	$147,969	17.44%
Total CRE	**$1,041,803**	**55.56%**	**5.02%**	**$1,027,359**	**1.41%**
Other Loans	**Balance**	**% of Portfolio**	**Yield**	**Balance**	**2023 YE**
Residential 1-4	$238,805	12.74%	4.85%	$255,100	-6.39%
Residential 1-4 Investment Property	$63,964	3.41%	4.43%	$75,760	-15.57%
Home Equity Lines	$29,554	1.58%	8.03%	$32,657	-9.50%
Other Loans	$8,885	0.47%	8.10%	$7,762	14.47%
Total Other Loans	**$341,208**	**18.20%**	**5.13%**	**$371,279**	**-8.10%**
Total Loans, Net of Fees	**$1,874,946**	**100.00%**	**5.65%**	**$1,828,564**	**2.54%**

(1) Yield calculated based on average balance for the period.
(2) The above balances are based on the Bank's filed Call Report.

Balanced Loan Portfolio Segmentation



CRE 47.84%
C&I 15.80%
Resi 17.16%
C&D 9.26%
Warehouse 0.57%
Multifamily 8.90%
Other 0.47%

FVCBankcorp, Inc.

Disciplined, Low-Risk Commercial Balance Sheet

Asset Class	Owner Occupied Commercial Real Estate			Non-Owner Occupied Commercial Real Estate			Top 3 Geographic Concentration	Construction		Total Bank Owned Principal [2]	% of Total Loans
	Average Loan-to-Value [1]	Number of Total Loans	Bank Owned Principal [2]	Average Loan-to-Value [1]	Number of Total Loans	Bank Owned Principal [2]		Number of Total Loans	Bank Owned Principal [2]		
Office, Class A	68%	6	$ 7,426	46%	4	$ 3,688	Counties of Fairfax and Loudoun, Virginia and Montgomery County, Maryland	-	$ -	$ 11,114	
Office, Class B	49%	30	$ 10,795	45%	28	$ 56,782		-	$ -	$ 67,577	
Office, Class C	53%	8	$ 5,095	38%	8	$ 1,871		1	$ 865	$ 7,831	
Office, Medical	38%	7	$ 1,121	46%	7	$ 41,312		1	$ 8,426	$ 50,859	
Subtotal		51	$ 24,437		47	$ 103,653		2	$ 9,291	$ 137,381	7%
Retail- Neighorhood/Community Shop		-	$ -	43%	30	$ 81,172	Prince George's County, Maryland, Baltimore County, MD, Fairfax County, VA	2	$ 11,358	$ 92,530	
Retail- Restaurant	56%	8	$ 7,113	44%	16	$ 26,137		-	$ -	$ 33,250	
Retail- Single Tenant	58%	5	$ 1,942	42%	20	$ 36,155		-	$ -	$ 38,097	
Retail- Anchored,Other		-	$ -	51%	13	$ 42,736		-	$ -	$ 42,736	
Retail- Grocery-anchored		-	$ -	46%	8	$ 52,819		1	$ 1,238	$ 54,057	
Subtotal		13	$ 9,055		87	$ 239,019		4	$ 12,596	$ 260,670	14%
Multi-family, Class A (Market)		-	$ -		1	$ -	Washington, D.C., Baltimore City, Maryland and Richmond City, Virginia	1	$ 1,044	$ 1,044	
Multi-family, Class B (Market)		-	$ -	63%	20	$ 69,252		-	$ -	$ 69,252	
Multi-family, Class C (Market)		-	$ -	55%	56	$ 66,939		2	$ 7,047	$ 73,986	
Multi-Family-Affordable Housing		-	$ -	52%	10	$ 16,277		1	$ 4,013	$ 20,290	
Subtotal		-	$ -		87	$ 152,468		4	$ 12,104	$ 164,572	9%
Industrial	50%	41	$ 66,732	47%	38	$ 124,694	Prince William County, Virginia, Fairfax County, Virginia and Howard County, Maryland	1	$ 1,411	$ 192,837	
Warehouse	54%	13	$ 17,704	27%	8	$ 9,327		-	$ -	$ 27,031	
Flex	50%	14	$ 15,499	54%	14	$ 56,144		2	$ -	$ 71,643	
Subtotal		68	$ 99,935		60	$ 190,165		3	$ 1,411	$ 291,511	16%
Hotels		-	$ -	42%	9	$ 55,177		1	$ 7,315	$ 62,492	3%
Mixed Use	45%	10	$ 5,839	60%	36	$ 65,773		-	$ -	$ 71,612	4%
Land			$ -			$ -		26	$ 55,588	$ 55,588	3%
1 - 4 Family Construction			$ -			$ -		17	$ 50,274	$ 50,274	2%
Other (including net deferred costs)			$ 57,003			$ 60,454			$ 25,227	$ 142,684	8%
Total commercial real estate and construction loans, net of fees, At September 30, 2024			$ 196,269			$ 866,709			$ 173,806	$ 1,236,784	66%
At December 31, 2023			$ 212,889			$ 878,744			$ 147,998	$ 1,239,631	68%

- 9 Loan officers with deep connections to the markets; average experience of over 21 years.

- Focused effort on commercial, real estate and small business, including government contracting.

- Expanded focus on government contracting provides large source of growth potential.

- Small average loan balance helps mitigate risk.

- Average Loan Size
  – C&I Portfolio: $673,978
  – CRE Portfolio: $2,458,615

Disciplined, Low-Risk Commercial Balance Sheet



FVCbank Office Exposure by County

- Fairfax County, VA 27%
- Loudoun County, VA 24%
- Montgomery County, MD 12%
- Prince William County, VA 10%
- Arlington County, VA 7%
- Prince George County, MD 5%
- Washington DC 3%
- Other 13%

- Based on our stress analysis, the Office portfolio has low refinance risk with $27.4 million in maturing loans through 2026.

- Only $2.3 million of Office portfolio loans are located within Washington, D.C. (and additionally, are not located within the Central Business District).

FVCBankcorp, Inc.

Disciplined, Low-Risk Commercial Balance Sheet

Expected Repricing will Improve Revenue Growth

Commercial Loan Repricing Schedule
(September 30, 2024)

Loan Repricing Schedule at September 30, 2024

($ in 000)	3 Months or Less	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Commercial Fixed	$ 44,641	$ 68,190	$ 214,446	$ 310,812	$ 339,964	$ 978,054
Current Rate	6.31%	5.32%	4.53%	4.92%	4.54%	
Commercial Variable	$ 260,250	$ 61,787	$ 87,299	$ 139,176	$ 2,000	$ 550,512
Current Rate	8.74%	7.67%	4.36%	5.95%	4.65%	
Commercial Combined	$ 304,891	$ 129,976	$ 301,745	$ 449,988	$ 341,964	$ 1,528,565
Current Rate	8.38%	6.44%	4.48%	5.24%	4.54%	
Cumulative Repricing - 5 Years		$ 434,867	$ 736,613	$ 1,186,601	$ 1,528,565	
Cumulative Repricing As a Percentage		28.45%	48.19%	77.63%	100.00%	

- 64% of the commercial loan portfolio is fixed rate.

- 37% of the commercial loan portfolio with fixed or adjustable rates will reprice or mature by 12/31/2026.

FVCBankcorp, Inc.

Disciplined, Low-Risk Commercial Balance Sheet

Proven History of Strong Credit Metrics

Asset Quality Trends Over Time[1]



($000s)

- □ OREO
- ■ Nonperforming Loans

Year	OREO	Nonperforming Loans
2019	$4.2	$10.7
2020	$3.9	$5.6
2021	$3.9	$3.5
2022		$4.5
2023		$1.8
2024		$3.6

Net Charge-Offs (Recoveries) / Average Loans

2019	2020	2021	2022	2023	2024 YTD
0.05%	0.02%	0.04%	0.03%	0.02%	-0.01%

(1) Nonperforming loans defined as nonaccruals and loans past-due 90 days or more.

Well-Reserved Loan Portfolio

($000s)

ALLL Balance - 12/31/2023	$18,871
Net (Charge-Offs) / Recoveries	98
Provision (Reversal) for Loan Losses	98
ALLL Balance - 2024 Q3	**$19,067**
Reserve for Unfunded Commitments	510
Total Effective Reserve	**$19,577**
Loans, Net of Fees - 2024 Q3	$1,874,946
ALLL Coverage	**1.02%**

FVCBankcorp, Inc.

Strong Core Deposit Base

- Full-service relationships continue to drive core deposit growth.

  - Approximately three quarters of the commercial loan portfolio retains a deposit relationship with the bank.

- Growth in commercial accounts provide cross selling opportunities with FVCB's technology investment.

  - $1.08 billion in commercial deposits across ~6,400 accounts with an average rate of 2.96%.

  - Treasury management tools and high-touch service allows FVCB to compete for larger clients.

- Approximately $159 million in public funds at an average rate of 4.13%.

Deposit Portfolio Composition



As of 12/31/2019

- Interest Bearing 40.8%
- Noninterest Bearing 23.8%
- Time 27.6%
- Wholesale 7.8%

12/31/19 Cost of Deposits: 1.38 %

As of 9/30/2024

- Interest Bearing 56.5%
- Noninterest Bearing 18.2%
- Wholesale 12.7%
- Time 12.6%

YTD Cost of Deposits: 2.92%

Deposit Composition By Delivery Channel at 9/30/2024[1]

(000s)	Commercial Balance	Wtd. Cost	Retail Balance	Wtd. Cost	Public Balance	Wtd. Cost	Wholesale Balance	Wtd. Cost
DDA	$339,451	0.00%	$17,576	0.00%	$0	0.00%	$0	0.00%
Now / Transaction	$498,503	4.58%	$13,429	0.52%	$103,907	3.87%	$0	0.00%
Savings / MMDA	$154,934	3.44%	$336,462	4.36%	$100	0.35%	$0	0.00%
Time Deposits	$89,133	4.37%	$102,236	4.14%	$55,158	4.63%	$249,877	3.40%
Total	$1,082,021	2.96%	$469,703	4.04%	$159,165	4.13%	$249,877	3.40%
Total Deposits	$1,960,767			Total Cost of Deposits		2.92%		

(1) Deposit composition weighted cost based on period end account interest rates while total cost of deposits is based on activity throughout the period.

FVCBankcorp, Inc.

Strong Liquidity

September 30, 2024	Total Availability	Total Used	Available Remaining
Cash	$177,626	$ -	$177,626
Unencumbered Securities	114,865	-	114,865
FHLB	490,742	(130,000)	360,742
FRB - BIC Program	155,049	-	155,049
Unsecured Lines of Credit	185,000	-	185,000
Total Liquidity Sources:	**$1,123,282**	**($130,000)**	**$993,282**
Uninsured Deposits	**$790,010**		
Liquidity / Uninsured Deposits	**142.2%**		

- Stress testing is performed quarterly with assumptions inclusive of both systemic and idiosyncratic risks.

- Stress testing performed as of September 30, 2024, demonstrates a strong liquidity position in all tested scenarios.

Values above in millions.

FVCBankcorp, Inc.

Experienced Leadership Team

Management Team With Strong Ties to The Market

FVCB's executive management team consists of seven officers with over 218 years of combined experience in the Washington, D.C. metropolitan area.

- David Pijor was the founding Chairman of the Board of James Monroe Bancorp, which opened in June 1998 in Arlington, VA, and he was instrumental in the growth and strategic direction of the bank until its sale to Mercantile Bankshares Corporation in 2006 for $143.8 million.

Name	Current Position	Prior Community Bank Experience	Years Experience	Years at FVCB
David W. Pijor	Chairman & CEO, Company and Bank	James Monroe Bancorp	25	17
Patricia A. Ferrick	President, Company and Bank	Southern Financial Bancorp, Potomac Bank of Virginia	37	17
B. Todd Dempsey	EVP and Chief Operating Officer, Company and Bank	United Bank	43	17
Alissa C. Briggs	EVP and Chief Lending Officer, Company and Bank	Cardinal Financial Corp.	24	12
Michael G. Nassy	EVP and Chief Credit Officer, Company and Bank	City First Bank of DC, National Cooperative Bank	24	12
Sharon L. Jackson	EVP and Chief Deposit Officer, Company and Bank	MainStreet Bank	38	8
Jennifer L. Deacon	EVP and Chief Financial Officer, Company and Bank	Cardinal Financial Corp.	27	7

FVCBankcorp, Inc.

Experienced Leadership Team

Governed and Supported By An Exceptional Board

David Pijor
Chairman & CEO

- Served as Chairman of the Board and CEO of FVCB since its organization
- Lead organizer, Chairman of the Board and General Counsel of James Monroe Bank from its inception to sale to Mercantile Bankshares

L. Burwell Gunn Jr.
Vice Chairman

- Served as Vice Chairman of the Board since 2015
- Served as President and COO of FVCB from 2008 to 2013
- Served as CEO and President of Cardinal Bank from 1997 to 1999

	Bio
Patricia Ferrick President & Director	• Serves as President of the Bank and Company • CFO and EVP from FVCB's inception until June 2017 • Former auditor at KPMG
Scott Laughlin Director	• Co-owner of LMO Advertising • Advisor at First Juice, Inc. and Ardent Capital
Marc Duber Director	• EVP and COO of The Bernstein Companies • Serves as Director of MedStar Health, Inc. • Served as Chairman of the Board of Trustees – American University
Devin Satz Director	• Founder of Synchronous Knowledge, Inc. until its sale to IMS Health Incorporated in 2005 • Retired from the U.S. Air Force in 1999
Lawrence Schwartz Director	• Retired Partner with PBMares LLP • Former Director of Annapolis Bancorp

	Bio
Meena Krishnan Director	• Founder, President and Chief Executive Officer of Inoventures, LLC and SciMetrika, LLC, a subsidiary of Inoventures, LLC
Sidney Simmonds Director	• President of Simmonds & Klima, Ltd • Served as Chairman of the Board at 1st Commonwealth Bank of Virginia • Served as Director of Bank of Northern Virginia
Daniel Testa Director	• Owner, President and CEO of TCI since 1980 • Serves as Director of Advanced Solutions International
Phillip Wills Director	• Manages various Wills family real estate development firms • Co-founded Church Investments and Consolidated Green Services
Steven Wiltse Director	• Partner and Co-founder of Argy, Wiltse & Robinson, P.C. • Served as Director at Cardinal Financial Corp

FVCBankcorp, Inc.

18



Appendix: Additional Materials

FVCB Franchise History

Since inception, FVCbank has successfully executed a strategic plan focused on organic growth and opportunistic acquisitions without compromising asset quality or financial discipline.



November 2007
FVCbank is established $23mm offering @ $10 per share ($4.10 per share split adjusted) raised in 8 weeks

February 2012
Follow-On Offering #2 $6.7mm @ $13.00/$13.50 per share ($5.33/$5.53 per share split adjusted)[1]

October 2012
Completed acquisition of 1st Commonwealth Bank of Virginia in Arlington, VA

April / May 2015
Five for Four Stock Split quoted on OTCQX

October 2015
Formed FVCBankcorp Holding Company

August 2017
Private Reg. D Offering $10.0mm @ $12.80 per share ($12.80 per share split adjusted)

September 2017
Five for Four Stock Split

January 2021
$1.0mm Investment in KlariVis, an innovative interactive solution software

August 2021
Announced acquisition of membership interest in Atlantic Coast Mortgage, LLC

February 2023
Five for Four Stock Split

Timeline: 2007 · 2010 · 2012 · 2013 · 2015 · 2016 · 2017 · 2018 · 2021 · 2022 · 2023

Q1 2010
Reached sustained profitability

September 2010
Follow-On Offering #1 $6.3mm @ $12.50 per share ($5.12 per share split adjusted)

June 2013
Follow-On Offering #3 $21.9mm @ $13.50 per share ($5.53 per share split adjusted)

May / June 2016
Five for Four Stock Split

June 2016
$25.0mm 6% Sub Debt

May 2018
Announced acquisition of Colombo Bank in Rockville, MD

September 2018
Initial Public Offering $36.9mm @ $20.00 per share ($16.00 per share split adjusted)

October 2018
Completed acquisition of Colombo Bank in Rockville, MD

March 2022
$1.0mm investment in JAM FINTOP Blockchain

June 2022
Added to Russell 2000 Index

September 2022
Named to Piper Sandler 2022 'Sm-All-Stars Class'

(1) $13.00 for existing shareholders, $13.50 for new shares offered to the public.
Source: S&P Global Market Intelligence; Company documents.

FVCBankcorp, Inc.

Appendix: Non-GAAP Financial Measures

Pre-Tax Pre-Provision Income & Other Financial Metrics
(Dollars and shares in thousands, except per share data)

	For the Years Ended December 31,					For the Three Months Ended September 30, 2024	For the Nine Months Ended September 30, 2024
	2019	2020	2021	2022	2023		
Net Income							
Net income (GAAP)	$ 15,828	$ 15,501	$ 21,933	$ 24,984	$ 3,822	$ 4,669	$ 10,164
Add: Provision for loan losses	1,720	5,016	(500)	2,629	132	(200)	6
Add: Loss on sale of available-for-sale investment securities					15,577		
Add: Non-recurring tax and 10% modified endowment	-	-	-	-		-	-
contract penalty on early surrender of BOLI policies						-	2,386
Add: Merger-related expenses	133	-	1,445	125	-	-	-
Add: Office space reduction and severance costs	-	676	-	-	457	-	-
Income tax expense (benefit)	4,184	4,156	6,276	6,005	410	1,364	3,384
Pre-tax Pre-provision income (non-GAAP)	**$ 21,865**	**$ 25,349**	**$ 29,154**	**$ 33,743**	**$ 20,398**	**$ 5,833**	**$ 15,940**
Earnings per share (EPS)							
Weighted average common shares outstanding, diluted	18,531	17,668	18,227	18,484	18,231	18,433	18,364
EPS - diluted (GAAP)	$ 0.86	$ 0.88	$ 1.20	$ 1.35	$ 0.21	$ 0.25	$ 0.55
Pre-tax pre-provision EPS - diluted (non-GAAP)	$ 1.18	$ 1.43	$ 1.60	$ 1.83	$ 1.12	$ 0.32	$ 0.87
Return on average assets (ROAA)							
Average assets	$1,449,769	$1,708,862	$1,978,220	$2,125,066	$2,272,594	$ 2,187,583	$ 2,172,666
ROAA (GAAP)	1.09%	0.91%	1.11%	1.18%	0.17%	0.85%	0.62%
Pre-tax pre-provision ROAA (GAAP)	1.51%	1.48%	1.47%	1.59%	0.90%	1.07%	0.98%
Return on average equity (ROAE)							
Average equity	$ 169,814	$ 182,818	$ 200,886	$ 202,480	$ 209,909	$ 229,162	$ 224,391
ROAE (GAAP)	9.32%	8.48%	10.92%	12.34%	1.82%	8.15%	6.04%
Pre-tax pre-provision ROAE (GAAP)	12.88%	13.87%	14.51%	16.66%	9.72%	10.18%	9.47%

FVCBankcorp, Inc.
21

Appendix: Non-GAAP Financial Measures

Adjusted Operating Efficiency Ratio

	For the Years Ended December 31,					For the Three Months Ended September 30,	For the Nine Months Ended September 30,
	2019	2020	2021	2022	2023	2024	2024
Noninterest expense (GAAP)	$28,877	$30,838	$34,540	$34,460	$36,662	$ 9,196	$ 26,817
Less: Merger-related expenses	133	-	1,445	125	-	-	-
Less: Office space reduction and severance costs	-	676	-	-	457	-	-
Adjusted operating noninterest expense (non-GAAP)	$28,744	$30,162	$33,095	$34,335	$36,205	$ 9,196	$ 26,817
Net interest income (GAAP)	$48,063	$52,620	$57,947	$65,244	$54,396	$ 14,214	$ 40,676
Noninterest income (GAAP)	$2,546	$2,891	$4,302	$2,834	$(13,370)	$ 815	$ 2,081
Less: Loss on sale of investment securities	-	-	-	-	15,577	-	-
Adjusted operating noninterest Income (non-GAAP)	$2,546	$2,891	$4,302	$2,834	$2,207	$ 815	$ 2,081
Efficiency ratio (GAAP)	57.06%	55.55%	55.49%	50.62%	89.36%	61.19%	62.72%
Adjusted operating efficiency ratio (non-GAAP)	56.80%	54.34%	53.17%	50.43%	63.96%	61.19%	62.72%

Tangible Common Equity & Tangible Book Value
(Dollars in thousands, except per share data)

	For the Years Ended December 31,					For the Period Ended September 30, 2024
	2019	2020	2021	2022	2023	
Tangible common equity (TCE)						
Shareholders' equity (GAAP)	$ 179,078	$ 189,500	$ 209,796	$ 202,382	$ 217,117	$ 230,830
Less: Intangible assets	8,689	8,357	8,052	7,790	7,585	7,497
TCE (non-GAAP)	$ 170,389	$ 181,143	$ 201,744	$ 194,592	$ 209,532	$ 223,333
Book value per share (GAAP)	$ 10.30	$ 11.22	$ 12.23	$ 11.58	$ 12.19	$ 12.68
Tangible book value per share (non-GAAP)	$ 9.81	$ 10.73	$ 11.76	$ 11.14	$ 11.77	$ 12.27

FVCBankcorp, Inc.

5-Year Loan History

For the Period Ended	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	9/30/2024
($000s)						
C&I Portfolio						
Commercial & Industrial	$ 96,995	$ 265,866	$ 196,428	$ 241,510	$ 219,873	$ 299,598
Owner Occupied CRE	205,892	182,851	190,334	206,766	212,889	196,269
Total C&I	$ 302,887	$ 448,717	$ 386,762	$ 448,276	$ 432,762	$ 495,867
Commercial Real Estate Portfolio						
Nonowner Occupied CRE	$ 481,835	$ 532,956	$ 597,889	$ 703,620	$ 711,759	$ 714,241
Multifamily	65,922	74,525	112,547	187,631	166,985	152,468
Construction & Development	214,827	221,469	190,917	147,855	147,998	173,806
Total CRE	$ 762,584	$ 828,950	$ 901,353	$ 1,039,106	$ 1,026,742	$ 1,040,515
Other Loans						
Home Equity Lines	$ 69,530	$ 64,478	$ 45,780	$ 37,907	$ 32,796	$ 27,827
Residential 1-4	114,932	104,470	156,581	305,803	330,521	303,886
Other Loans	31,791	19,468	13,373	9,342	5,743	6,851
Total Other	$ 216,253	$ 188,416	$ 215,734	$ 353,052	$ 369,060	$ 338,564
Total Loans, Net of Fees	$1,281,724	$1,466,083	$1,503,849	$ 1,840,434	$ 1,828,564	$ 1,874,946

FVCBankcorp, Inc.

Financial Highlights

Financial Data as of 09/30/24

Dollars in Millions, Except Per Share Amounts

		2019	2020	2021	2022	2023	2024 YTD[5]
Balance Sheet	Total Assets	$1,537	$1,821	$2,203	$2,344	$2,191	$2,293
	Total Loans, Net of Fees	$1,282	$1,466	$1,504	$1,840	$1,829	$1,875
	Total Deposits	$1,286	$1,532	$1,884	$1,830	$1,845	$1,961
	Total Equity	$179	$190	$210	$202	$217	$223
Income Statement	Net Interest Income	$48.1	$52.6	$57.9	$65.2	$54.4	$40.7
	Non Interest Income	$2.5	$2.9	$4.3	$2.8	($13.4)	$2.1
	Non Interest Expense	$28.9	$30.8	$34.5	$34.5	$36.7	$26.8
	Net Income	$15.8	$15.5	$21.9	$25.0	$3.8	$10.2
	Earnings Per Share	$0.86	$0.88	$1.20	$1.35	$0.21	$0.55
Performance	ROAA [1]	1.09%	0.91%	1.11%	1.18%	(0.92%)	0.85%
	ROAE [1]	9.32%	8.48%	10.92%	12.34%	7.06%	8.15%
	Efficiency Ratio [2]	57.1%	54.3%	55.5%	50.6%	65.77%	62.70%
	Net Interest Margin	3.48%	3.28%	3.09%	3.19%	2.37%	2.57%
Asset Quality	NPAs [3] / Assets	0.95%	0.52%	0.16%	0.19%	0.08%	0.16%
	Reserves / Loans	0.81%	1.02%	0.92%	0.87%	1.06%	1.02%
	NPLs [4] / Total Assets	0.70%	0.31%	0.16%	0.19%	0.08%	0.16%
	NCO Ratio	0.05%	0.02%	0.04%	0.03%	0.02%	(0.01%)
Bank Level Capital Ratios	Tier 1 Leverage Ratio	12.15%	11.65%	10.55%	10.75%	10.77%	11.49%

(1) Performance ratios presented are calculated using annualized GAAP net income.
(2) Non-GAAP financial measures exclude one-time transaction costs of $3.3 million for 2018, $0.13 million for 2019, $0.68 million for 2020, $1.4 million for 2021, and $0.13 million for 2022, $4.6 million for 2023 and $2.4 million for 2024YTD.
(3) Nonperforming assets defined as nonaccruals, loans past-due 90 days or more, and other real estate owned.
(4) Nonperforming loans defined as nonaccruals and 90+ days past due.
(5) Financial Data as of 09/30/24.

FVCBankcorp, Inc.